

September 21, 2012

John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

  Re: Shearson American REIT, Inc.
     Amendment No. 6 to Form 10
     Filed August 23, 2012
     File No. 000-29627

Dear Mr. Williams:

  We have reviewed Amendment No.6 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

General

1. Please note that you should have filed a response letter with this amendment addressing our prior comments in our letter dated November 9, 2011. With your next amendment, please include a letter that explains your responses to each of our comments and directs us to the revisions made in response to such comments. Such letter should address our prior comments and the comments included in this letter.

2. Considering your history of delinquency in complying with your reporting obligations and your lack of operations and specific business plan, other than qualifying as a REIT, please revise to discuss the purpose of obtaining your reporting obligation by filing this registration statement.

Item 1. Business, page 4

3.   Please refer to Item 101(a)(2) of Regulation S-K and revise to provide the requested disclosure of a detailed plan of operations, including a disclosure of the estimated costs associated with the steps in the plan and how such costs will be funded.

4.   Once you have identified an advisor and have formed your operating partnership, please disclose, in future Exchange Act reports, conflicts of interest between you, the limited partners of the operating partnership, your advisor, and your shareholders.

5.   We note that you intend to adopt a share redemption plan. Please provide disclosure regarding the terms of this plan or clarify when such plan will be developed.

Shearson American REIT, page 4

6.   We note your disclosure that you intend to primarily invest in multi-family dwellings. However, your disclosure on page 7 indicates that your investment strategy includes retail, office, medical and other commercial properties. Please revise, as appropriate, to clarify what your primary investments will be.

7.   Once you have identified an advisor, in future Exchange Act reports, please disclose the advisor's identity, when it was formed, the services that it will provide, the amount of compensation to be paid, and the disclosure required by Item 401(c) of Regulation S-K, as applicable. Please revise to clarify here whether the advisor can be a related party to your current control persons.

Organizational Structure, page 5

8.   We note that you identify your public shareholders as holding shares in the Maryland REIT. However, you are filing the Form 10 on behalf of the Nevada Corporation. Please advise or revise as appropriate.

Operating Partnership, page 6

9.   Please clarify when you intend to form the limited partnership.

Investment Objectives, page 7

10.   We note your disclosure regarding month-to-month and short-term leases. Please add a risk factor to address the risk that turn-over presents.

Investment Strategy, page 7

11.   We note that you may invest in real estate related assets. Please clarify whether there is any limit on the amount you may invest in such assets.

Valuation of Portfolio Investments, page 16

12.   We note that the advisor will provide "periodic" valuation reports. It appears that such reports will be used for your net asset value calculation. Please revise to clarify specifically when and how often you will receive a valuation and disclose your net asset value to shareholders.

Material Federal Income Tax Considerations, page 19

13.   Please provide disclosure regarding the Medicare tax.

14.   We note your disclosure that you determined to be taxed as a REIT based on a review of your assets. It does not appear that you have any assets. Please revise or advise. As the determination of your REIT qualification is a legal conclusion, please identify the qualified party that arrived at such conclusion or advise.

Materials Available, page 34

15.   We note your disclosure that you are "subject to the registration requirements of Section 12(g) because the aggregate value of [your] assets exceeds the applicable threshold of $10 million and [your] common shares of record are held by more than 500 persons." However, on page 35 you state that you are voluntarily filing. Please revise as appropriate to address this discrepancy.

Item 1A. Risk Factors, page 36

16.   Please revise the introductory paragraph to remove the reference to additional risk factors that you have not disclosed. Please clarify that all material risks are disclosed in this section.

Item 4. Securities Ownership …, page 64

17.   Please update your disclosure through the most recent quarter.

Item 5. Directors and Executive Officers, page

18.   Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K. For example only, please provide the ages of all executive officers and directors, the date on which each individual started with you, and the qualifications that led you to select the individuals to serve as directors.

John Williams, Chief Executive Officer
Shearson American REIT, Inc.
September 21, 2012
Page 4
Item 9. Market Price …, page 70

19.   Please revise your disclosure to clarify that your shares were quoted, not traded, on the
        OTC-BB. Please ensure that all references to being listed or traded on the OTC-BB are
        revised to clarify that your shares may be quoted on the OTC-BB.

Number of shareholders, page 71

20.   Please update your disclosure through the most recent quarter.

Item 14. Changes in and Disagreements with Accountants or Accounting and Financial
Disclosures, page 90

21.   Please amend to update your disclosure regarding the dismissal of your former auditors,
        Semple Marchal & Cooper LLP on July 11, 2011, and the engagement of Kingery &
        Crouse, PA effective as of August 1, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch
Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements
and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386
with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Attorney Advisor